Filed by Parkway Properties, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Parkway Properties, Inc.

Commission File No.: 1-11533

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05-Sep-2013
Parkway Properties, Inc. (PKY)
Parkway Properties, Inc and Thomas Properties Group, Inc Merger Call

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Parkway Properties, Inc and Thomas Properties Group, Inc Merger Call
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MANAGEMENT DISCUSSION SECTION
Operator: Greetings and welcome to the Parkway Properties Incorporated Conference Call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded.
It is now my pleasure to introduce your host, Jeremy Dorsett, Executive Vice President and General Counsel. Thank you, Mr. Dorsett. You may begin.
Jeremy Russell Dorsett
Good morning everyone and thank you for joining us. With me today here are Jim Heistand, President and Chief Executive Officer of Parkway; David O’Reilly, Chief Financial Officer and Chief Investment Officer; Jayson Lipsey, our Chief Operating Officer as well as Jim Thomas, the Chairman, President and Chief Executive Officer of Thomas Properties.
Before we begin, I would like to direct you to our website at pky.com where you can download a copy of this press release and the presentation related to the transaction that we’re going to cover today.
Certain statements contained in the presentation that are not in the present tense or that discuss the company’s expectations are forward-looking statements within the meaning of the federal securities laws. Although we believes that the expectations reflected in those forward-looking statements are based upon reasonable assumptions, we can give no assurance that those expectations can be achieved. Please see our forward-looking statement disclaimer in the press release for factors that could cause material differences between forward-looking statements and actual results.
In addition, in connection with the proposed merger transaction, we expect to file with the SEC registration statement on Form S4 that will include a joint proxy statement of Parkway and Thomas that also constitutes a perspectives of Parkway. Parkway and Thomas, also planned to file other relevant documents with the SEC regarding the proposed transaction. Investors are urged to read the joint proxy statement perspectives and other relevant documents filed with the SEC, when they become available because they will contain an important information.
With that said, I will now turn the call over to Jim Heistand.
James R. Heistand
Good morning everyone. We apologize for the short notice, but we’re very excited to speak with you today regarding our agreement to merge with Thomas Properties and the stock for stock transaction valued at approximately $1.2 billion.
I would like to start our call with review of our strategic plan and the key accomplishments we have made over the past couple of years. I would then discuss in detail what our stated investment strategy has been and how this transaction is consistent with that strategy.

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David will discuss the details of the transaction and the value creation opportunities inherent in this acquisition and our approach to unlocking that value. Jason will then provide an overview of the properties we will be acquiring in their respective markets. Since this new management team came together in late 2001, we’ve made a significant amount of progress executing our strategic plan.
As shown on slide six, our strategy has been to create long-term value for our shareholders by realizing leasing and operational efficiencies, increasing our cash flow, unlocking the embedded value within our existing portfolio, all while maintaining a conservative and flexible balance sheet.
Slide seven highlights some of the key achievements that show our execution of this plan. We have substantially repositioned our portfolio and significantly improved the quality of our assets. Since January 2011, we’ve acquired over $1.6 billion of high quality assets in our targeted sub-markets.
Our occupancy, in-place rents, and NOI margins have greatly improved due to the strong leasing activity we’ve seen at our properties. And throughout our growth, we have maintained a conservative and flexible balance sheet by taking advantage of attractive opportunities to raise both unsecured debt and private and public equity.
All of these accomplishments have lead to higher cash flow to the company, which has resulted in a 100% increase in our quarterly dividend payment since May of 2012. We believe this deal is a continuation of the significant progress we have made.
Slide eight highlights the five primary reasons we are pursuing this transaction, each of which fits perfectly within our strategic plan. First, this transaction represents a continued execution of our plan to purchase high-quality assets within targeted Sunbelt markets. Houston and Austin continue to create [indiscernible] faster than a broader U.S. economy. The submarkets within these properties are located, are among the best performing submarkets when they’re within the respective market. And the 4.8 million square feet of assets, we will own in Houston and Austin following the transaction will be among the finest assets in our portfolio.
Second, we believe we’re purchasing the Houston and Austin assets at very compelling values, with occupancy at 90%, we’re acquiring the portfolio at an implied cap rate of 6% on a cash basis and over 8% on a GAAP basis. There’s also a blend of core and core-plus investments that will complement our existing portfolio and the applied pricing for these assets is below our estimated replacement cost.
Third, we’ll continue our strategy of gaining critical mass and targeted high-gross submarkets. The transaction will double the size where our Houston portfolio and significantly improve the quality of our assets located there.
The two assets are located in the highly desirable Galleria and Westchase submarkets. With the addition of CityWestPlace to our portfolio, we won approximately 25% of the Class A office inventory in the Westchase submarket. We will also achieve our goal of expanding into Austin, which arguably the finest collection of high-quality Class A assets in the city, all of which are located in the central business district.
The portfolio of properties represents approximately 40% of the Class A office in the Austin CBD. Fourth, we expect limited integration-risk associated with this transaction given our overlapping market. There’ll be no changes to our current management team and we expect to achieve significant potential cost savings with only a minimal amount of increase store, current recurring G&A expense.
And fifth, we’ll continue to maintain a conservative and a flexible balance sheet following the transaction. Our projected net debt to EBITDA following the transaction is approximately 6.5 times and we expect our portfolio to

Parkway Properties, Inc. (PKY)
Parkway Properties, Inc and Thomas Properties Group, Inc Merger Call
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naturally delever over time. As our EBITDA increase due our announced contractual leasing activity and we will continue to recycle assets where we can achieve to maximize value for those assets.
We’ve worked hard in the front end of this transaction, to make this a smooth transition from our current shareholders. And we believe this is another step towards executing the same strategy we’ve been operating under over the past couple of years. Before I turn the call over to David O’Reilly for more details on the transaction, I’d like to introduce Mr. Jim Thomas, Chairman and CEO of Thomas Properties who’d like to say a few words. Jim?
.
James A. Thomas
Yeah. Thank you, Jim. As Jim – we are as Thomas Properties Group very excited about this merger with Parkway. For us a continuation of what we have been trying to achieve, it increases, accelerates the strategic plan that we have and fits right into the strategic plan that Parkway has. We spent a lot of time looking at the possible merger with Parkway, I personally visited over 90% in value of the assets of Parkway spent a lot of time with Parkway management was very impressed. I think that the management has a great vision for the future. We believe that this combination will lead to a domination of the Sunbelt being the largest REIT in the Sunbelt region. So as I say, we had looked at this transaction upside and down and we became absolutely convinced that this was the best way to increase our shareholders value in the near and long-term. So we are very excited about it and we are looking forward to working with Jim and his team to execute on this strategy which has been so successful in the past. And we think with the combination of the Thomas Properties Group assets, it will only enhance what Jim and his team have been trying to accomplish.
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James R. Heistand
Well, thank you, Jim. Those are the kind words. I’m going to that over now to David to give more specifics on the transaction.
.
David R. O’Reilly
Thanks, Jim. I’m going to focus for a minute on slides 9 and 10, to provide some of the key details related to the transaction. Under the merger agreement, Parkway will acquire all the issued and outstanding shares of Thomas Properties based on a fixed exchange ratio of 0.3822 share of Parkway stock for each share Thomas Properties stock. This structure results in an implied offer price of $6.26 per share of Thomas Properties stock which is 9.8% premium to their closing price yesterday. The merger agreement has been unanimously approved by both Parkway and Thomas Properties Board of Directors and expected to close by the end of the year, that get to shareholder approval from both companies. Furthermore this strategic merger will add another highly experienced real estate executive and Jim Thomas, President, Chairman and Chief Executive Officer of Thomas Properties to our Board of Directors, where he will now serve as Parkway’s Chairman.
As shown on slide 10, there are several key components of the transaction, I want to highlight for you. All of which are expected to occur prior to or shortly after closing. First as previously announced by Thomas Properties, their joint venture with CalSTRS is expected to be liquidated by the end of September. This joint venture owns one asset in Los Angeles and two assets in Houston. The liquidation of this joint venture will cost City National Plaza located in Los Angeles, to be distributed to CalSTRS and San Felipe Plaza and CityWestPlace located in Houston to be distributed to Thomas Properties. In essence by the time the transaction closes, Parkway will own 100% of the two Houston assets and the Los Angeles asset will no longer be included in Thomas Properties portfolio.

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Second, Parkway has agreed to provide a bridge loan, totaling up to $80 million in Thomas Properties to help fund the required equity contribution related to the liquidation of this joint venture. The bridge loan will initially earn a fixed annual interest rate of 6% and will be funded on the anticipated of liquidation date of the TPGI/CalSTRS joint venture was expected to be in late September. The annual interest rate on the bridge loan will increase to 8% on the six-month anniversary of funding and to 12% on the 12-month anniversary of funding. If the merger is not consummated, the bridge loan will mature on January 15, 2015.
With that said, this one will be repaid and eliminated upon close of the merger. The third component I’d like to highlight is the planned sales of certain assets in Thomas Properties current portfolio. Parkway did separately reach an agreement with Brandywine Realty Trust for Brandywine to redeem substantially all Thomas Properties ownership interest in two office properties located in Philadelphia, known as One and Two Commerce Square, based on an agreed property value of $332 million. These sales will close concurrent with the merger closing.
Additionally, Parkway has agreed to sell Four Points Center and adjacent land parcel located in the Northwest suburbs of Austin, Texas to Brandywine. This transaction is subject to the successful completion of due diligence by Brandywine and other customary closing conditions.
And finally, there are three assets located in Northern Virginia, currently owned by Thomas Properties that are under special service or oversight and are expected to be sold shortly before or shortly after closing.
The following slide on page 11 shows the pro forma portfolio that Parkway will be acquiring as a result of these key components. The only assets Parkway will hold after the completion of the transactions are the two assets in Houston and five assets in Downtown, Austin.
Parkway will have a 100% equity interest in the two Houston assets and will own 33% of the Austin asset, which are held in a joint venture with CalSTRS owning 50% of the interest and [indiscernible] international at 17%.
As we announced this morning, the implied value of the transaction is approximately $1.2 billion as shown on page 12. After adjusting for the asset sale, we’re expected to occur simultaneously or shortly after closing. The adjusted transaction value is approximately $1 billion. And the underlying value of the operating real estate we will be acquiring is approximately $866 million. We expect to achieve significant recurring G&A cost savings as a result of the transaction, with only minimal increases the Parkway’s existing recurring G&A expense estimated to be between $1.5 million and $2 million. Assuming we achieve these synergies, we expect that the transaction will be approximately $0.13 to $0.18 accretive to our projected 2014 fund from operations.
Slide 13 of the presentation shows the sources and uses related to the transaction. The implied equity market capitalization for the transaction is approximately $381 million and Parkway will be assuming approximately $530 million of Thomas Properties debt a share. Initially, Parkway will fund $75 million bridge loan to Thomas Properties using proceeds from our existing line of credit.
Once the merger closes, the bridge loan will be repaid and the transaction cost will be funded using proceeds from the planned asset sales and approximately $28 million in cash from Thomas Properties balance sheet. The net results of all these transactions at our line of credit balance will remain unchanged. This can be more clearly seen on the following slide, which shows our pro forma capitalization table broken out based on the acquisition of Thomas Properties and the planned asset sales.
This table on page 14 shows the various transactions that will take place between now and the closing of the merger including the funding of the $75 million bridge loan using our credit facility, the additional debt in cash

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we’ll be assuming from Thomas Properties, the proceeds from the planned asset sales and the resulting pro forma capitalization table.
As indicated on this table, our line of credit balance will increase to approximately $113 million temporarily until the asset sales are completed at or shortly after the closing of the merger, at which point our balance will be reduced back to approximately $18 million.
We are estimating that our pro forma net debt to EBITDA following the completion of all asset sales to be approximately 6.5 times. We expect that over time this leverage metric will improve and we will naturally de-lever as the significant leasing progress we’ve accomplished this year starts to flow through our trailing EBITDA. We also plan to continue to de-lever asset over time, where we believe we have maximized the value of those assets, which will help to reduce our leverage.
Turning to slide 15, this shows our pro forma debt maturity schedule. Following the transaction, we will continue to have millions of debt maturities until 2016. We will continue to have a well staggered debt maturity schedule. Note, that the pro forma draw on our credit facility is expected to be nominal.
With this transaction we will have an increase in the amount of our secured debt, but we view this as a modest drawback compared to the positive upside that we believe exist as a result of this transaction.
Slide 16 shows the continued improvement to our market exposure following the transaction. The portfolio we will be acquiring will more than double the size of our portfolio in Houston. And we will achieve our goal of expanding in the Austin. Following the transaction, 34% of our Congress square footage will be located in Houston with another 6% located in the Austin CBD. Our exposure to non-core market continues to declined only 4% of our pro rata square footage.
The following slide on page 17 shows our pro forma top tenant list. As a result of the transaction, we’ll have a broader and more diversified tenant base with new high credit tenants added to top tenant list such as BMC Software, Halliburton, and Statoil. Now that we’ve covered the transaction structure, sources and uses and pro forma capitalization. I want to spend just a bit of time to focus on the bricks and mortar of this deal and why at its core. This is an incredibly compelling real estate transaction.
Turning to page 18, let’s take a minute and walk through the real estate metrics of the deal and how we look at the value creation that we believe exist within the assets we’re acquiring. Ultimately, we’ll be acquiring a portfolio of seven assets with an average implied purchase price of approximately $266 per square foot. Combined occupancy of this portfolio is 90% and we estimate that the 2014 cap rate is approximately 6% on the cash basis and over 8% on the GAAP basis.
Based on our underwriting of the assets, we also expect to achieve an unleveraged IRR, greater than 9% for the branded portfolio. We’ve broken up the implied valuations of the two portfolios to better illustrate when we see opportunities to create additional value.
In addition to the [indiscernible] increased value through occupancy gains and overall market rental rate growth, we believe there’s some opportunity to create significant value with the in-place rents that are well below current market rents.
We will be acquiring San Felipe Plaza for approximately $246 per square foot with current occupancy of 87%. And market rental rates on a triple-net basis of $25 per square foot. We believe there is potential upside of this

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property on several fronts including occupancy gains, mark-to-market of in-place rents and overall market rent growth.
We will be acquiring CityWestPlace for approximately $250 per square foot with market asking rates of $29 per square foot on a triple-net basis. This property is already [indiscernible] , but in-place rents are approximately 30% below current market rates for this property.
The entire Austin portfolio is being acquired at a blended price of $313 per square foot. The average occupancy of this high-quality portfolio is only 85% and in-place rents are approximately 23% below current market rents, both of which present a significant amount of growth potential within these assets.
As Jim stated before, we believe this transaction fits perfectly within our stated strategy of gaining a critical mass with high-quality assets and targeted submarket throughout the Sunbelt. As a result of this transaction, we will be acquiring a portfolio of seven high-quality assets at a very attractive basis.
Our markets are in the early stages of the recovery cycle and we believe there’s an opportunity to create additional value with this portfolio of asset.
I’ll now turn the call over to Jason, to provide more detail on the properties we will be acquiring.
.
Jason Bates
Thanks, David. As Jim previously mentioned, this transaction enables us to acquire outstanding portfolios in Houston and Austin, Texas. Let me begin by discussing Houston, where we’re purchasing San Felipe Plaza, in CityWestPlace.
As shown on slide 21, Houston continues to be one of the strongest office markets in the United States. Employment in Houston is higher than ever before, with city added over 111,000 new jobs in the first six months of this year. Overall, Houston occupancy increased by 2.2% over the past year and is at the highest level since 2008. Year-to-date net absorption have exceeded 1.6 million square feet and the overall market vacancy is currently 6.9% for Class A space.
The Galleria submarket, where San Felipe Plaza is located, has a Class A vacancy of 7.3%, and the Westchase submarket, where CityWestPlace is located has a Class A vacancy rate of only 2.5%.
Slides 22 and 23 provide property statistics and investment highlights for the two Houston assets. San Felipe Plaza is a premier Class A LEED Gold certified landmark office tower located in the Galleria submarket. The office tower contains more than 980,000 square feet of office space and is the second tallest building outside of Downtown, Houston and has spectacular views in all directions. The property was built in 1984 and has efficient 22,000 square foot [indiscernible] .
San Felipe Plaza is currently 87% occupied and we believe there is a significant opportunity to create value of this asset through leasing, as well as the mark-to-market of adjusting rents, which are well below current market rental rates. The property is also home to a number of high credit tenants, including Insco, Raymond James and Hawaiian Insurance.
CityWestPlace is a premier four building office complex located on the Sam Houston Parkway and the Westchester market. Two of the buildings are lead certified and each of the four buildings had some apartment

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garage, as well as on side access to three first class restaurants, conferencing faculties, fitness centers and several outdoor recreational amenities. This complex is home to such prestigious tenants as Halliburton, BMC Software and Statoil among others.
Turning to Austin, we will be acquiring a portfolio of five high quality Class AA assets, all located in the Central Business District. As highlighted on slide 24, the Austin market has been one of the fastest growing cities in the United States. According to Bloomberg, Austin is Americas number one boom town. It’s benefited significantly from growth in advanced manufacturing, clean energy and life science sectors, but especially from the technology sector.
At the end of the second quarter, Austin vacancy fell 240 basis points year-over-year and rental rates continue to show healthy growth. Within the Central Business District specifically, rental rates for the Class A assets have increased more than 9% over the past year to the current average asking rate of $41.76. Vacancy rates also steady declined to a current rate of 11.4%. The property details for each of the Austin assets were shown on slide 25.
With these investments Parkway will control approximately 40% of the entire Class A office supply in the Central Business District. The assets have a blended occupancy of 85% providing significant potential upside through leasing and the emplacements are also below current rents for these properties as David highlighted earlier. I’d like to highlight two specific buildings in Austin for you. First Frost Bank Tower is the premier asset in Downtown Austin. It is often the focal point of the city with its striking architectural design. The property was built in 2003, totals over 535,000 square feet, is rated LEED Gold and it’s currently 94.8% occupied.
The property boasts an excellent tenancy and includes Frost Bank and DLA Piper. Second, 300 West 6th Street was built in 2001, totals over 454,000 square feet, is rated LEED Gold and it’s currently 89.9% occupied. The property has a distinctive [indiscernible] group making the building a landmark on the Austin Skyline. The 23-storey building also showcases 360 degree views of the city from a sufficient [indiscernible] . The rent will include Facebook, Cirrus Logic and Green Mountain Energy.
The addition of the Houston and Austin assets significantly improve our portfolio and we’re excited about the prospect of integrating these properties onto our operating platform. Given our strong local leadership in Texas, we believe our operating strategy will enable us to create value within this portfolio and that our increasing scale will facilitate greater operational efficiency.
I will now turn the call over to Jim for some closing remarks.
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James Heistand
Thanks, Jayson. First of all, there are a number of people I would like to thank , that have helped us get to this point. Our board and management team has worked very hard over an extended period of time and often had to get very creative to make this transaction to be the right fit for Parkway.
Thank you for your diligence, your commitment to the deal and your support throughout the process. I would also like to thank Jim Thomas and his team at Thomas Properties for their continued efforts to pull this together. I look forward to working with Jim on our board and we continue to make the progress we’ve made at Parkway. And I want to thank Jerry Sweeney and his team with Brandywine for their cooperation and creativity facilitating this transaction. It’s truly our opportunity to see three public companies come together to find a solution to a transaction such as this that benefits all.

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In summary, we believe this transaction is another step towards achieving our goal of creating long-term value for our shareholders as the leading owner of high0quality assets and high growth submarkets throughout the Sunbelt. This transaction continues the portfolio of repositioning we have accomplished over the past year and half and the assets we’re acquiring improve the quality of our portfolio, expand our presence in high growth submarkets and create a path for additional value creation by leveraging our existing operational platform. With that I’ll turn the call back to the operator to take any questions anybody may have.
.
QUESTION AND ANSWER SECTION
Operator: We’ll now be conducting a question-and-answer session. [Operator Instructions] Thank you. Our question is from the line of Brendan Maiorana of Wells Fargo. Please go ahead with your question.
.
Brendan Maiorana
Q
Thanks. Good morning. Congratulations guys.
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A
Good morning, how are you?
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Brendan Maiorana
Q
Hey, so a couple of detailed financial questions for David, maybe just to start. First, are there – is there fee income that’s associated with the JV with CalSTRS on the Austin portion of the portfolio and then – and if so what’s the magnitude of that, how should we think about it?
.
A
There is fee income Brendan. It is a modest amount as the joint venture has a limited amount of property management fee and asset management fee that comes from it. It is in the order magnitude of about $7 million a year.
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Brendan Maiorana
Q
$7 million. Okay, so $7 million to PKY?
.
A
Yes.
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Brendan Maiorana
Q

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Okay. And I assume that’s not in the NOI yield that you provided?
.
A
No.
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A
No. We haven’t added these to – into an NOI to calculate the cap rate. We’ve focused purely on the real estate NOI.
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Brendan Maiorana
Q
Okay. So, if I look at the – I’m just trying to get the, sort of the cash yield of the transaction, layering on the G&A increase which I guess, call it $2 million and then the, transaction costs, which are around $50 million to sort of implied value of the real estate is a little over $900 million. I gathered the NOI less SG&A is about $50 million. That is kind of $52 million, 6% cap rate, $2 million of G&A and then add-back $5 million of net fees or so. Is that kind of the way to think about it?
.
A
I think that’s a fair assessment, Brendan.
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Brendan Maiorana
Q
Okay. So, this is – it’s probably as you guys stated, $0.15 or so, accretive to FFO and it’s maybe about neutral on an AFFO basis initially before you kind of get the lease up and the increase in rents?
.
A
I think, we – our expectation is that it would be flat to modestly positive on an AFFO or FAD basis as we typically report the numbers in the supplemental range. And again, there is – as – as we’ve kind of always said when we look at analyzing transactions. While we are mindful of the first year’s accretion dilution from both an FFO and FAD standpoint and we think that these – this transaction is positive at both those metrics. The real goal here is to buy assets where we can drive NAV, and increase the long-term by our shareholders through NAV appreciation and cash flow appreciation over a longer period of time. And as kind of the lease up with mark-to-market days holding these assets, those numbers grow significantly over time. So, I think your point is spot on.
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Brendan Maiorana
Q
Okay, great, that’s helpful. And then just last question, I’ll yield the floor, kind of that 9% unlevered IRR numbers I just kind of did some back at the envelope math. I had a little bit of trouble getting up to that number. Can you may be just provide a little bit of color on what the near-term role looks like to achieve some of that mark-to-

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market, and then your expectations for, where you think you can get occupancy in this portfolio over the next couple of years?
.
A
Yeah, Brendan, I’ll speak first to kind of the role profile and where we think we can create value. I think we’re expecting probably about a third of the portfolio that fairly evenly distributed the role over the next three years.
And as Dave mentioned in his prepared remarks, our view is that there is a significant mark-to-market at many of the properties. I think in terms of, where we can create occupancy gains, clearly our opportunities that we feel are more [indiscernible] in Houston, which is in the Galleria submarket, which is a very strong submarket right now as well as in the Austin portfolio.
And so I think that between sort of incremental lease-up as well as our continued efforts to role rates to market that’s where – those are our two opportunities. And I think operationally, we view this increased scale as a means to continue to grow a more efficient operating platform. So, I think there will be marginal benefits there as well.
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Brendan Maiorana
Q
Okay, great, all right, thanks.
.
A
Thanks Brendan.
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Operator: Thank you. Our next question is from the line of Rich Anderson of BMO Capital Markets. Please proceed with your question.
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Rich Anderson
Q
Thanks. Good morning and congrats. Can you mention or give a steady color on the cost of the acquired or the assumed debt and what the opportunities might be there to refinance in the future?
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A
With the debt that’s in place has it’s mostly fixed rate, longer-term debt with rates between 5% and 6%, that have significant or meaningful costs associated with the prepayment.
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Rich Anderson
Q
Okay.
.

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A

So, I wouldn't guide you to expect any sort of meaningful refinance of that in the near term. On an MPB basis, we just don't think that that's appropriate. The Austin debt across the portfolio is about $209 million at share, at a blended rate just over 6%, about 6.4%. And then, City WestLake has two pieces of debt, one at about $118 million just over 6% and one at 94% at 5% even and both of those, they have maturities of 16% and 20% respectively, so. There is not a lot of near-kind of upside in the refinance or to increase cash balance.

A

I think 2016 will be the nearest term Rich, that we could do some refinancing on.

Rich Anderson

Q

Okay. Lot of steps to this transaction of course. Are there any that are a condition to the closing of the merger?

A

All of the transactions with Brandywine. So the sale of One & Two Commerce in Philadelphia as well as the contract to sell Four Point in the adjacent land in Austin are subject to merger close.

Rich Anderson

Q

Meaning they have to happen for the merger with Thomas to close.

A

No, no, no, just the exact in the Austin, the merger [indiscernible].

Rich Anderson

Q

Yeah.

A

For those to close.

Rich Anderson

Q

That's right. That's [indiscernible] . Okay. The – is there any longer-term strat – or what is the longer-term strategy to reduce your exposure to secure debt and also may be reduce the Houston exposure down some? I

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mean, what are your comfort zones on those two metrics and when do you get to them? And how long period of time?
.
A
Yeah, Rick, I think you’ve got it, look, for all, this is higher management team and our board and everyone that we talked to are evaluating this transaction. We saw incredible amount of positive things that we numerated in our prepared remarks for the deal.
If it was one minor potential downside, I think we are going to be increasing our percentage of secured debt growth to unsecured debt in a meaningful way, which will I think slow our profit as we march towards an investment grade rating.
With that said, it’s not at an uncomfortable level. I feel like we do have the ability that as the debt mature and as we continue to – hopefully continue to grow and find more assets, we can balance that with more unsecured financing.
I’ll turn it over to Jason to speak towards the other question you have.
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Jason Bates
A
Hey, Richard, I think one of the things that we’re very excited about is the way this upgrades our portfolio in Houston. I think Phoenix Tower was a very big step in terms of starting the transition of our Houston portfolio, and this is certainly another major step in that direction.
I think as we’ve been trying to balance maintaining an efficient operating platform in that market in a measured disposition strategy, our scale there has been – has created a potential challenge to that. With this acquisition, I think it will enable us to maintain our efficiency and also start a process of disposing some of those more legacy Parkway assets and are a good bid to our investment strategy longer.
.
Rich Anderson
Q
Is that what are you comfortable with for Houston in the percentage of the portfolio, getting back to closer to 20% or how would you comment on that?
.
A
Well, I think we look at our portfolio as in the context of the broader Huston market. And so while Huston makes a sizeable component of our company’s portfolio. I think we feel very comfortable as it relates to our exposure to that market in general. So, I don’t think we’re taking of it in terms of the percentage of our portfolio as much as just making sure we maximize our potential to create value with our portfolio there. And I think it’s our view that in some of our legacy assets there, we’ve done a very good job of creating value and that’s some of those are just time to exit.
.

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A
Yeah, Rich, also I think, we’re evaluating things going forward, there will be other acquisitions in other markets that will balance things out. However, it’s still our goal in these submarkets where we have properties in that to the extent we can aggregate in those submarkets and get a little bit more of a dominant share, we’ll continue to do so. So, what you probably can see is, adding some more assets in those submarkets and we just these assets are coming in disclosing of some of the other ones in the submarkets that really don’t pick the long-term strategy, as well as other acquisitions and other markets throughout the portfolio.
.
Rich Anderson
Q
And on the.
.
A
Again Rich, a little over a year ago we announced first how a little bit over 25% in Charlotte and today we’re now 14%. So, I think a lot of that is just a function of where we’re to grow next, where those natural asset dispositions are. But with that said having 34% or roughly a third of the company in a market as large and as vibrant as Huston, that will give the team concern today.
.
Rich Anderson
Q
And on that point, any idea or any chance that you might unwind or can you unwind the Austin joint venture at some point?
.
A
Well, I think Rich, just like we’ve done with Texas features over time, I mean to the extent there is an opportunity to increase our ownership and appropriate pricing levels, we would be excited about doing that, as it sits right now it’s a great entrant for us to get into that market. We have five buildings all within walking distance, we’d rather be think we can operate very efficiently. They are increased to margins and then depending upon what our partners want to do in the future, will they lease out the facility and the totaling in balance sheet to take advantage if that occurs.
.
Rich Anderson
Q
And then, just last question for Jayson. Any bulky lease expirations in any of the seven acquired assets they have to consent with?
.
Michael Jayson Lipsey
A
There are a couple of which, specifically there is one in particular that we’re focused on in Houston, but to the Thomas team’s credit, they have done a very good job of lining up, I think some very good opportunity. So we are

Parkway Properties, Inc. (PKY)
Parkway Properties, Inc and Thomas Properties Group, Inc Merger Call
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very focused on working with them to ensure that we are successful open and executing some of the potential [indiscernible] pipeline.
.
Rich Anderson
Q
Great. Thanks for taking my questions.
.
A
Thanks, Rich.
.
Operator: Thank you. The next question is from the line of Andrew Shapiro of Sandler O’Neill. Please proceed with your question.
.
Andrew Shapiro
Q
Thank you. So presumably you guys are underwriting this transaction as well as Greenway Plaza deal. And so are we kind of looking on to close both these deals, are you kind of thinking one or the other?
.
A
Well, we’re pretty excited with the one that we got [indiscernible] answer that one.
.
A
Yeah, let me say this, I think we told the market, we look at a lot of things. I think at the end of the day, the quality and the location of the portfolio that Jim Thomas had assembled. I think in terms of our view that as good portfolio as we could add to our existing portfolio that we can. So I think while we looked at lot of things and yes, there is some we want successful and we’re very pleased with this portfolio. We think this is the best of many things we project.
.
Andrew Shapiro
Q
Now kind of regards to additional transactions integration of this deal. Would you guys kind of confuse all that stuff on hold until the end of the 4Q a deal closes. And you feel comfortable leasing – caption all the synergies.
.
A
Look, I think we’ve always said if opportunities that are compelling present themselves. I mean our goal is to find those opportunities, that’s say, if they happen to horizon between the time of this closing. We’ll start take advantage of them. I mean I don’t want ever sit on the side lines if we think it’s the right time to be acquiring in the market.
.

Parkway Properties, Inc. (PKY)
Parkway Properties, Inc and Thomas Properties Group, Inc Merger Call
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Andrew Shapiro
Q
That makes sense. Thanks. That’s it from me.
.
A
Thank, Andrew.
.
Operator: Our next question comes from the line of Craig Mailman of KeyBanc. Please proceed with your question.
.
Jordan Sadler
Q
Good morning. It’s Jordan Sadler here with Craig. First question regarding the overall financing of the transaction, I’m curious Jim or David, maybe just your thoughts on issuing equity here. I’m not exactly clear on your view of NAV, but it does seem to be at a discount to NAV and obviously you’re paying NAV for the TPGI portfolio and I’m just curious how about the justification there in terms of the assurance of equity vis-à-vis the opportunity.
.
A
Well. Look it’s not loss on that we’re issuing equity and I’ll make two quick points on that directly and is there going to be very similar comments to what I think you would have heard I said last June at this time when we announced a large equity offering with TPG, our subsequent equity offering in the fourth quarter last year and first quarter this year, that any time we issue equity, we are very mindful with that equity that we issue is the valuable piece of our capital structure.
And to the extent we’re selling equity below NAV, we need to make sure that we’re going to create value that more than offsets that NAV dilution. We believe that this transaction provides that opportunity and crystallizes that opportunity and our ability to create value in these Houston and Austin assets is a tremendous opportunity for our shareholders. Now, the only other comment I would add to that is that we have viewed this transaction, we’ve looked at this and on an exchange ratio basis, on an NAV-to-NAV transaction and yes, while we’re trading here today we’re not thrilled and we don’t think that it is appropriate relative to our internal view of NAV. We also think that we’re getting a compelling valuation for what we’re acquiring and the 5% price we’ve today just looking at Houston portfolio with approximately $250 a foot, that on average gets $26 to $27 net rent is a compelling value proposition and absolutely were the short term NAV dilution distributing these shares that are in the combination.
.
Jordan Sadler
Q
Okay. That’s helpful. Speaking of TPG, what is their equity interest you had diluted down to on a pro forma basis, and does that affect their board positions or right to .?
.

Parkway Properties, Inc. (PKY)
Parkway Properties, Inc and Thomas Properties Group, Inc Merger Call
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A
Base range of that is approximately [indiscernible] base gets diluted down to approximately 25% and it will not impact their board representation. We’ll be adding one more board to it, to accommodate Jim Thomas. So to add that 94th [indiscernible] required in a combination of the existing TPG shareholder agreement. If you remember from the last time we spoke about that agreement, TPG’s ownership limitation are much lower to the extent that their natural is diluted rather than selling. And since they’re not selling shares and continue to hold the same number of shares that they’ve always held their representations will now be sort of four of nine and four of 10 on the board.
...
Jordan Sadler
Q
Okay. And what was the rational of the four point sale to Brandywine, I guess the Commerce Square obviously, but the Austin piece is a little less obvious.
...
A
Well I think that there is a development component to it. It’s one building in the suburban market. We don’t have other assets in the suburbs and I think that obviously if anyone has other suburban assets. So it really fits that profile better for them than us, but wasn’t like we wanted to particularly aggregate in that particular submarket. And as you know that’s our goal. We’re going to go into the submarket, we want to gain sale and we didn’t view us long-term as having sale in that particular suburban submarket.
...
Jordan Sadler
Q
That’s helpful. I think Craig asked has one as well.
...
Craig Mailman
Q
Hey, guys. On the residential project [indiscernible] what happens with that?
...
A
Everybody, all the management team at Parkway gets a free condo.
...
Craig Mailman
Q
There is 33 of you?
...
A
I’ll get through.

Parkway Properties, Inc. (PKY)
Parkway Properties, Inc and Thomas Properties Group, Inc Merger Call
Raw Transcript
05-Sep-2013

A

This is a corporate merger. So all of the other assets and liabilities including the condo project North Toronto, the additional land adjacent to CityWestPlace in Houston, the asset under special servicing, that will be disposed and shortly are going to be coming over with Parkway. I think if you take any very conservative underwriting in the disposition of those assets and given how many sales have occurred, the velocity of what we've been seeing both historically reported and what we've been [indiscernible] to at the functio n of our confidential specialty comment, we feel confident that we're going to be able to [indiscernible] and finalize the sales of those Condos of the next few years.

A

And also don't forget we also have that additional land in Texas City west as well here.

Craig Mailman

Q

Okay. So that it's just not material guys had mentioned in the release. And then, secondly the third-party managed assets that Thomas has right now. Do you guys just continue with the management contracts on that or the owners, are they able to avoid those?

A

Those are referred to the terminable contracts, so they could avoid them anyway, whether there was a change makes out or not. Along with the existing joint venture partners of Thomas with the Madison International and CalSTRS will be [indiscernible] into those third-party owners as well without hopefully transition that third party to us.

With that said, as we said in the past, while we do have a third-party management business it is not this goal and desire of this team to grow that fee income over time as the company continues to grow with owned assets and owned real estate, our NOY growth and our percentage of EBITDA distributed by these businesses continues to decrease as a percentage over time.

Craig Mailman

Q

So, in your accretion of for 2014 numbers, do you guys have any of that fee income stream? Is it material or?

A

The only fee income stream included in our projection are those fees that are contractual from the Austin joint venture. There is not third-party fee income payment included in any of our projections.

Craig Mailman

Q

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Parkway Properties, Inc. (PKY)
Parkway Properties, Inc and Thomas Properties Group, Inc Merger Call
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Okay. And then just one last on G&A, the $1.5 million to $2 million, what’s that related to? Like what are you guys able to synergize basically?
.
A
We would like to add a Regional Managing Director in the Austin market. We are going to need some incremental back office and accounting support, we’re going to have an Incremental Director. And what we want to be safe rather than sorry, make sure that we have enough room to take on, all those potential cost that may be out there.
.
Craig Mailman
Q
Great. Thank you guys.
.
A
Thanks.
.
A
Thanks.
.
Operator: Thank you. We are nearing the end of our line of question-and-answer session for today. We have time for one final question. The question is from the line of Bruce Garrison of Chilton Capital. Please proceed with your question.
.
Bruce Garrison
Q
Thank you. Jim, I can congratulate you personally because I’m familiar with both the assets in Houston and in Austin, know them well, and I think it’s a major upgrade to your portfolio here and this is unpaid advertisement.
.
James R. Heistand
A
Thank you very much.
.
Bruce Garrison
Q
Go ahead.
.
A
We believe Jim Thomas did a great job of assembling a high quality portfolio within Thomas Properties.
.

Parkway Properties, Inc. (PKY)
Parkway Properties, Inc and Thomas Properties Group, Inc Merger Call
Raw Transcript
05-Sep-2013
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Bruce Garrison
Q
Explain again the joint venture in Austin and particularly, I missed the other owner other than Madison and who’s in control of those assets on a property management basis? And do you envision any issues with respect to spending money on those assets since you’re having to deal with two other partners?
.
David O’Reilly
A
Specifically, as to the ownership structure Bruce, and this is David, I will answer that, 50% of the equity is owned by [indiscernible] , 17% is Madison International and the remaining 33% will be Parkway. Parkway by acquiring Thomas Properties interest in that joint venture will be the managing member in control of property management. Similar to most third party joint ventures, there is an annual business plan. There is the ability to lease according to that plan and I would say that the partners are all very well capitalized entities that are highly motivated to continue to invest capital to reach up that vacancy role as adjusting rents to market and maximize value for their respective investors.
.
A
And I would say also, I think they have been very happy with the operation and performance of the Thomas Properties Team, that’s in place right there right now.
.
Bruce Garrison
Q
And will that team form the basis or the core for your new Austin office?
.
A
I think so. We’ve spent a lot of time for sort of working with the teams, working at the properties and I’ve been generally very impressed with their people and so, I think that you’re spot on the existing local teams are going to form the base of our operating teams in those markets.
Bruce Garrison
Q
Okay. Very good. Thank you and congratulations again.
.
A
Thanks Bruce.
.
Well, again, I apologize for the short notice and with an early morning release and not that much time for everybody to get a chance, but as you can imagine, there is a substantial amount of work that’s been going night

Parkway Properties, Inc. (PKY)
Parkway Properties, Inc and Thomas Properties Group, Inc Merger Call
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and day to achieve this. And again, let me thank Jim Thomas, Jerry Sweeney for helping us get this done and thank you all for participating and will be talking soon.
.
Operator: This concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.
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Forward-Looking Statements

Certain statements in this conference call transcript that are not in the present or past tense or that discuss Parkway’s and/or Thomas Properties’ expectations (including any use of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “project”, “should” or similar expressions) are forward-looking statements within the meaning of the federal securities laws and as such are based upon current beliefs as to the outcome and timing of future events. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Parkway and Thomas Properties operate and beliefs of and assumptions made by their respective management, involve uncertainties that could significantly affect the financial results of Parkway, Thomas Properties or the combined company. There can be no assurance that actual future developments affecting Parkway, Thomas Properties or the combined company will be those anticipated by Parkway or Thomas Properties. Examples of forward-looking statements include projected 2013 fully diluted EPS, share of depreciation and amortization, reported FFO per share, projected net operating income, cap rates, internal rates of return, future dividend payment rates, forecasts of FFO accretion, projected capital improvements, expected sources of financing, expectations as to the timing of closing of acquisitions, dispositions and other potential transactions and descriptions relating to these expectations. These forward-looking statements involve risks and uncertainties (some of which are beyond the control of Parkway or Thomas Properties) and are subject to change based upon various factors including, but not limited to, the following risks and uncertainties: changes in the real estate industry and in performance of the financial markets and interest rates; the demand for and market acceptance of either company’s properties for rental purposes; the ability of either company to enter into new leases or renewal leases on favorable terms; the amount and growth of the either company’s expenses; tenant financial difficulties and general economic conditions, including interest rates, as well as economic conditions and competition in those areas where either company owns properties; risks associated with joint venture partners; risks associated with the ownership and development of real property; termination of property management contracts; the bankruptcy or insolvency of companies for which Parkway provides property management services or the sale of these properties; the outcome of claims and litigation involving or affecting either company; the ability to satisfy conditions necessary to close pending transactions and the ability to successfully integrate pending transactions; applicable regulatory changes; risks associated with acquisitions, including the integration of the combined companies’ businesses; risks associated with achieving expected revenue synergies or cost savings; risks associated with the companies’ ability to consummate the merger and the timing of the closing of the merger; and other risks and uncertainties detailed from time to time in Parkway’s or Thomas Properties’ SEC filings. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the business, financial condition, liquidity, cash flows and financial results of either company could differ materially from those expressed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict the occurrence of those matters or the manner in which they may affect us. Neither Parkway nor Thomas Properties undertakes to update forward-looking statements except as may be required by law.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Parkway expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Parkway and Thomas Properties that also constitutes a prospectus of Parkway. Parkway and Thomas Properties also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORAMTION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Parkway and Thomas Properties with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Parkway with the SEC will be available free of charge on Parkway’s website at www.pky.com or by contacting Parkway Investor Relations at (407) 650-0593. Copies of the documents filed by Thomas Properties with the SEC will be available free of charge on Thomas Properties’ website at www.tpgre.com or by contacting Thomas Properties Investor Relations at (213) 613-1900.

Parkway and Thomas Properties and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Parkway’s executive officers and directors in Parkway’s definitive proxy statement filed with the SEC on April 4, 2013. You can find information about Thomas Properties’ executive officers and directors in Thomas Properties’ definitive proxy statement filed with the SEC on April 30, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Parkway or Thomas Properties using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.